Exhibit 99.1

GasLog Ltd. Announces a Charter to Centrica for Seven Years and Places a Newbuilding Order at Samsung Heavy Industries

Monaco – October 20, 2016 – GasLog Ltd. (“GasLog”, NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today announces that it has signed a time charter party with Centrica plc. (“Centrica”) to charter a vessel for a period of seven years. The vessel, a 180,000 cubic meter LNG carrier with XDF propulsion, has been ordered from Samsung Heavy Industries (“Samsung”) in South Korea. Centrica will charter the vessel from GasLog for a period of seven years commencing in the second half of 2019.

The daily charter rate is in line with GasLog’s average long-term charter rate.

GasLog Partners LP (“GasLog Partners”, NYSE: GLOP) has the right to acquire the vessel pursuant to the omnibus agreement between GasLog and GasLog Partners. Securing a seven-year charter on this vessel extends GasLog Partners’ dropdown pipeline of future vessels from thirteen to fourteen.

Paul Wogan, Chief Executive Officer of GasLog Ltd., commented, “I am delighted to secure a new charter with Centrica, one of the leading European energy companies. This new charter is consistent with GasLog’s strategy of securing long-term contracts with high quality counterparties and further extends the dropdown pipeline to GasLog Partners.

Centrica is an important new customer for GasLog and we look forward to providing them with first class LNG shipping services as they continue to expand their LNG activities.

Following this charter, GasLog has five newbuildings with contracts of between 7 and 10 years, which deliver over the next three years providing significant inbuilt revenue and EBITDA growth.”

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 19 LNG carriers (including 14 ships in operation and 5 LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further eight LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Jamie Buckland – Head of Investor Relations

Phone: +44 203 388 3116

Email: ir@gaslogltd.com

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;

•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.